SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly results -1Q09” dated on May 12, 2009.

PRICES ON MAY 11, 2009	INVESTOR RELATIONS CONTACTS

ON – TLPP3 – R$ 40.49	Gilmar Roberto Pereira Camurra
PN – TLPP4 – R$ 48.40	Norair Ferreira do Carmo
ADR – TSP – US$ 23.10	Maria Tereza Ali Pelicano David
Market Cap – R$ 23,166.5 million	Carolina Fernandes Pontes Mada
Marina Barbosa Garbi
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

São Paulo, May 12, 2009 - Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 e TLPP4, NYSE: TSP), releases today its consolidated results for the first quarter of 2009 (1Q09). The following information are presented in accordance to the accounting principles usually accepted in Brazil (BR GAAP), and presents reclassifications in 2008 due the changes on accounting practices introduced by Law# 11,638/07. In accordance to the BR GAAP’s criteria, are consolidated the following controlled and wholly owned subsidiaries companies: A. Telecom S.A., Telefônica Sistema de Televisão S.A., Telefônica Data S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações e Companhia ACT de Participações.

FINANCIAL HIGHLIGHTS

Unaudited consolidated figures (Reais Million)	1Q09	1Q08	% var
Gross Operating Revenues	5,824.0	5,570.5	4.6
Deductions	(1,864.5)	(1,708.1)	9.2
Net Operating Revenues	3,959.5	3,862.4	2.5
Operating Expenses	(2,470.9)	(2,330.9)	6.0
EBITDA	1,488.6	1,531.4	(2.8)
EBITDA Margin (%)	37.6%	39.7%	(2.1)p.p.
Financial Result	(45.8)	(64.1)	(28.6)
Net Income	482.6	488.7	(1.2)

Capex	405.3	386.0	5.0
Capex / Net Operating Revenues	10.2%	10.0%	0.2p.p.

The Net Operating Revenues presented an increase of 2.5%, from R$3,862.4 in the 1Q08 to R$3,959.5 million in the 1Q09. This increase is mainly due to the growth of PayTV and broadband services, infrastructure rental and national long distance revenues, besides the tariff readjustment of 3.01% as of July, 2008. The positive performance of these services offsets the decrease in traditional services revenues, such as public telephony and local service, the latter one mainly explained by a decrease of lines in service and duos and trios sales that offers flat fee with local unlimited calls. Furthermore, there was an increase of deductions due to higher promotional discounts given in the period.

The EBITDA in the 1Q09 was R$1,488.6 million, a 2.8% decrease when compared to the R$1,531.4 million in the 1Q08.

The EBITDA Margin reached in 1Q09 was 37.6%, a 2.1 p.p. decrease when compared to the 1Q08. This decrease is a result of the gradual change in Telesp’s revenues mix, which has shown an increase of PayTV and broadband services revenues, which have lower margins, and a decrease of local service and public telephony revenues. Additionally, there was, in the period, an increase on deductions, customer service, TV contents and rental expenses.

The Capex in the 1Q09 was R$405.3 million, presenting an increase of 5.0% when compared to the 1Q08. This figure is in line with Telefónica’s strategy of investing in network modernization and expansion to offer communication services of voice, data and video. It is important to highlight the changes on Capex’s mix, currently focused on high speed broadband and new services.

OPERATING HIGHLIGHTS

Broadband - offered under the brands “Speedy” and “Ajato”, reached 2,656,841 clients in the 1Q09, a 4.0% increase over the 4Q08. When compared to the 1Q08, the growth was of 22.7%, in line with the upward trend of last quarters. Investments in broadband are the Company’s priority and reinforce Telesp’s commitment to its clients in improving the offer and quality of products and services, allowing a service even better and becoming even more competitive.

BROADBAND CLIENTES EVOLUTION
(Thousands)

Pay TV - offered in bundles or stand-alone, it is available through DTH (Direct to the Home) and MMDS (Multichannel Multipoint Distribution Service). Since its launch, the Company has shown a fast pace of growth, reaching 502,410 clients in the 1Q09, an increase of 6.4% when compared to the 4Q08 and 78.4% when compared to the 1Q08.

PAY TV CLIENTS EVOLUTION
(Thousands)

Duos and Trios Telefônica - are combined offers of PayTV, Broadband and Local Calls services offered in all Company’s concession area. In 2007, the Company celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated PayTV offer.

“Posto de Trabalho Informático” (PDTI) - launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized to the client. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, internet access, network management and equipments for small, medium and big clients. The bundled offer of Information Technology and Communication Services is one of the Company’s strategic pillars in the corporate segment.

OPERATING REVENUES

The gross operating revenue in the first quarter of 2009 reached R$5,824.0 million, an increase of 4.6% when compared to the R$5,570.5 in the same period of the previous year.

Gross Operating Revenues Evolution

Unaudited consolidated figures (Reais Million)	1Q09	1Q08	%var
Gross Operating Revenues	5,824.0	5,570.5	4.6
Monthly subscription fee	1,345.8	1,322.3	1.8
Installation charge	23.1	30.7	(24.8)
Local service	589.8	661.6	(10.9)
DLD	992.8	947.5	4.8
Fixed-to-mobile	1,034.6	1,066.4	(3.0)
ILD	33.6	35.9	(6.3)
Interconnection	111.4	109.3	1.9
Public telephony	103.0	112.7	(8.6)
Data transmission	1,052.4	870.6	20.9
Infrastructure Rental	114.4	81.3	40.8
Pay TV	138.7	60.6	n.a.
Others	284.3	271.5	4.7

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,345.8 million in the 1Q09, an increase of 1.8% when compared to the R$1,322.3 million in the 1Q08. This rise is mainly related to the increase of revenues in the corporate segment and the tariff readjustment of 3.01% as of July, 2008. On the other hand, there were a decrease of average lines in service and an increase of alternative plans for fixed telephony, that have lower monthly fees. On March 31, 2009, the penetration of the local, “controle”, duos and trios plans was around 60% of the lines in service.

Installation Fee: dropped from R$30.7 million in the 1Q08 to R$23.1 million in the 1Q09, a decrease of 24.8%. This variation is mainly justified by the promotion that except the installation fee to non-residential clients that acquire two or more business lines of Telesp, as of July, 2008. This effect was partially offset by the tariff readjustment of 3.01% as of July, 2008.

Local Service: totaled R$589.8 million in the 1Q09, a decrease of 10.9% when compared to R$661.6 million in the 1Q08. This variation is directly related to the decrease of lines in service and the increase of duos and trios bundles sales which offer flat fee with local unlimited calls aiming customer loyalty, decreasing the exceeding traffic. This drop was partially offset by a significant increase of traffic bundles sales and by the tariff readjustment of 3.01% as of July, 2008.

DLD: in the 1Q09 totaled R$992.8 million, an increase of 4.8% when compared to the R$947.5 million in the 1Q08. This effect is explained by a higher SMP traffic with the “15” use (selection code of the operator), due to the mobile market growth and a positive impact of the tariff readjustment of 3.01% as of July, 2008.

Fixed-to-mobile revenues: dropped from R$1,066.4 million in the 1Q08 to R$1,034.6 million in the 1Q09, a decrease of 3.0% due a decrease of VC1 and VC2 traffic. This effect was partially offset by the tariff readjustment of 2.06% as of July, 2008.

ILD: reached R$33.6 million in the 1Q09, a decrease of 6.3% when compared to the R$35.9 million in the 1Q08. This effect is mainly explained by a traffic decrease in the period.

Interconnection Revenues: totaled R$111.4 million in 1Q09 an increase of 1.9% when compared to the R$109.3 million in the 1Q08. This variation is mainly explained by traffic increase from other companies as a consequence of the telecommunications market growth and also due to the tariff readjustment of 3.01% as of July, 2008. These effects were partially offset by a decrease of mobile incoming traffic.

Public Telephony: in the 1Q09 was R$103.0 million, a decrease of 8.6% when compared to the R$112.7 million in the 1Q08. This variation is registered mainly due a higher competition of the mobile market, been partially offset by the tariff readjustment of 3.01% as of July, 2008.

Data Transmission: reached R$1,052.4 million in the 1Q09, a positive evolution of 20.9% when compared to the R$870.6 million in the 1Q08. This effect is mainly explained by the residential segment growth, through the broadband offer with “Speedy” and “Ajato” brands, as well as the growth of data transmission in the corporate segment.

Infrastructure rental: raised from R$81.3 million in the 1Q08 to R$114.4 million in the 1Q09, an increase of 40.8%. This effect is mainly explained by the higher volume of rented circuits, due to the telecommunications market growth.

Pay TV: launched in August, 2007, this service reached R$138.7 million in the 1Q09, with a base of 502,410 clients. It includes TV services through DTH and MMDS, the latter as a result of Telefônica Sistema de Televisão acquisition in the 4Q07.

Others: increased from R$271.5 million in the 1Q08 to R$284.3 million in the 1Q09, a rise of 4.7%. This effect is chiefly explained by the strong performance of PDTI, been partially offset by the decrease of value added services revenues, that are currently been offered as a promotion.

OPERATING EXPENSES

Operating expenses in the first quarter of 2009 reached R$2,470.9 million, an increase of 6.0% when compared to the R$2,330.9 million in the same period of the previous year.

Operating Expenses Evolution

Unaudited consolidated figures (Reais Million)	1Q09	1Q08	%var
Operating Expenses	(2,470.9)	(2,330.9)	6.0
Personnel expenses	(177.8)	(216.9)	(18.0)
Supplies	(38.4)	(48.4)	(20.8)
Outsourcing expenses	(932.0)	(747.4)	24.7
Interconnection expenses	(997.9)	(961.3)	3.8
Rental expenses	(145.3)	(116.7)	24.5
Taxes	(107.0)	(109.6)	(2.4)
Bad Debt provision	(141.3)	(132.7)	6.5
Investment gains (losses)	5.7	5.5	2.2
Other operating revenues (expenses)	63.1	(3.5)	n.a.

The variations are explained by the following items:

Personnel expenses: reached R$177.8 million in the 1Q09, a decrease of 18.0% when compared to the R$216.9 million in the 1Q08. This drop is mainly explained by the decrease of the employee’s number after the conclusion of the Program of Organizational Restructuring, accrued at the end of 2007. When compared to the 4Q08, the personnel expenses remain almost stable.

Supplies: dropped from R$48.4 million in the 1Q08 to R$38.4 million in the 1Q09, a decrease of 20.8%. This variation is mainly explained by a decrease of cost of goods sold for the corporate segment and phone card expenses.

Outsourcing expenses: totaled R$932.0 million in the 1Q09, a raise of 24.7% when compared to the R$747.4 million in the 1Q08. This variation is directly related to the increase of TV contents, customer service, partly related to the fulfillment of new call center law, advertisement, network maintenance and telecom services sales commission expenses. When compared to the 4Q08, the outsourcing expenses remain almost stable.

Interconnection expenses: in the 1Q09 reached R$997.9 million, an increase of 3.8% when compared to the R$961.3 million in the 1Q08. This effect is mainly explained by the growth in SMP traffic with the “15” use (selection code of the operator), a higher fixed-mobile traffic (VC3) and by the VUM readjustment of 2.06% in July, 2008.

Rental Expenses: increased from R$116.7 million in the 1Q08 to R$145.3 million in the 1Q09, a rise of 24.5% mainly due the increase of network, infrastructure for last-mile traffic termination and post and ducts rental.

Taxes: reached R$107.0 million in the 1Q09, a decrease of 2.4% when compared to the R$109.6 million in the 1Q08. This drop is mainly explained by the differential of ICMS rate in the purchase of supply material for use and consumption and the decrease of FUST expenses due to changes on its calculation base.

Bad Debt Provisions: reached R$141.3 million in the 1Q09, an increase of 6.5% when compared to the 1Q08. As a percentage of the operating revenues, the ratio was of 3.6% in the 1Q09. It’s important to highlight that Telesp is working heavily in the improvement of its customer base profile through its commercial policy, besides the efforts on collection of trade account and its differentiated services offers to better suit each segment of the market.

Investment gains (losses): in the 1Q09 recorded a positive result of R$5.7 million and of R$5.5 million in the 1Q08, an increase of 2.2%. This variation is justified by equity accounting of minority interest on Cable TV operators.

Other operating revenues (expenses): totaled R$63.1 million in the 1Q09, a positive variation of R$66.7 million when compared to the 1Q08. This effect is mainly justified by lower provisions of amounts under discussion with the regulator organ and the decrease of inventory obsolescence provision registered in the 1Q08. On the other hand, other operating revenues (expenses) were negatively impacted by the increase of obsolescence provision of PayTV operation decoder.

Depreciation: dropped from R$689.8 million in the 1Q08 to R$650.8 million in the 1Q09, a decrease of 5.6%. This variation is mainly explained by the increase of assets fully depreciated balance and goodwill amortization, that as of 2009 isn’t registered anymore in accordance to the new accounting practices, been partially offset by an increase of modem obsolescence provision.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$1,775.8 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI, reducing the exposure of the local interest rate (CDI) over its net debt. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans and Financing: on March 31, 2009, the Company had R$3,470.7 million in loans and financing, from which R$247.0 million are denominated in foreign currency (R$189.3 million were raised at fixed interest rates and R$57.7 million at variable interest rates - Libor), R$1,514.3 million in debentures paying interests based on the variation of the CDI rate + fixed spread of 0.35% and the amount of R$1,709.4 million in financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Debentures: on September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the Interbank Interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Câmara de Custódia e Liquidação – CETIP, since the renegotiation date.

BNDES: on October 10, 2007, the BNDES approved a loan of R$2,034.7 millions for Telesp, from which R$1,686.9 million have already been released and are being applied in the network modernization and expansion of voice, data and video services.

LOANS AND FINANCING

(in thousand of reais)

March 2009

Consolidated	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Loans in local currency
BNDES Loan	UR TJLP	TJLP + 3.73%	Until 2015	18,853	1,690,523	1,709,376
Debentures	R$	CDI + 0.35%	Until 2010	14,308	1,500,000	1,514,308

Loans in foreign currency
Mediocrédito	US$	1.75%	Until 2014	7,277	23,832	31,109
Resolution 2770	JPY	1.62% to 5.78%	2009	158,183	0	158,183
Untied Loan - JBIC	JPY	Libor + 1.25%	2009	57,691	0	57,691

Total				256,312	3,214,355	3,470,667

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS
(in thousand of reais)

March 2009

Year	Amount
2010	1,700,643
2011	344,534
2012	344,042
From 2013 on	825,136

Total	3,214,355

NET FINANCIAL DEBT
(in million of Reais)

	March ‘09	December ‘08	March ‘08
Short-term Debt	(256.3)	(518.8)	(443.5)
Long-term Debt	(3,214.4)	(3,217.4)	(2,386.0)
Total Debt	(3,470.7)	(3,736.2)	(2,829.5)
Net Derivatives Position	(2.3)	58.4	(80.7)
Debt (post-Derivative Operations)	(3,472.9)	(3,677.8)	(2,910.1)
Cash	1,783.7	1,741.0	897.8
Net Debt	(1,689.2)	(1,936.8)	(2,012.3)

Net Debt / EBITDA (*)	0.26	0.30	0.31
Total Debt / EBITDA (*)	0.53	0.57	0.43
Total Debt / Market Cap	0.15	0.17	0.13

(*)	The ratio was calculated over 2008’s EBITDA.

Derivatives: all the Company’s financial derivative contracts aim the protection of exchange risk and fluctuations of interest rates related to financial debt, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in a inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the exchange financial equities are hedged.

On March 31, 2009, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$247.0 million, equivalent to the fair value of this debt. The aim of these operations is to protect from risks of foreign exchange variations of loans with these characteristics. On the same date, the Company had swap operations – CDI + spread x %CDI, with asset position of R$1,521.3 million and flows similar to the debentures’, to cover the risk of its fixed rate spread, with debentures without premium fair value of R$1,521.3 million.

The derivative operations generated in the first quarter of 2009 a negative net consolidated result in the amount of R$32.2 million, while the currency operations generated a negative net consolidated result of R$33.4 million and the operations to cover the debentures fixed spread generated a positive result of R$1.2 million.

On March 31, 2009 was recognized a balance of R$39.9 million as asset and a balance of R$42.1 million as liability to reflect the derivatives position on the mentioned date.

DERIVATIVES POSITION
(in Reais thousand)

March 2009

Swap Contracts	Fair Value
Assets
Foreign Currency	246,992
Variable Rate (CDI)	1,521,348
Liabilities
Variable Rate (CDI)	(249,950)
Fixed Rate	(1,520,651)

Asset balance	39,879
Liabilities balance	(42,140)

NET EXPOSURE
(in Reais thousand)

March 2009

Operation	Risk	Exposure
Hedge (Long Position)	Derivatives (risk of USD decrease)	31,116
USD-denominated debt	Debts (risk of USD increase)	(31,109)

	Net Exposure	7

Hedge (Long Position)	Derivatives (risk of JPY decrease)	215,874
JPY-denominated debt	Debts (risk of JPY increase)	(215,874)

	Net Exposure	0

Hedge (Long Position)	Derivatives (risk of CDI decrease)	1,521,349
Debentures (CDI)	Debentures (risk of CDI increase)	(1,521,349)

	Net Exposure	0

Hedge
(Short Position CDI)	Derivatives (risk of CDI increase)	(1,770,601)

	Net Exposure	(1,770,601)

Effect on fair value change		—

Financial Result: in 1Q09 reached -R$45.8 million, improving R$18.4 million or 28.6% when compared to the same period of 2008, mainly justified by a lower net debt.

ADDITIONAL NOTES

1) RECENT CORPORATE EVENTS

a) Corporate Reorganization involving Telefônica Data do Brasil Participações Ltda. – DABR and Telefônica Televisão Participações S.A. – TTP – In accordance to the relevant fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the propose of corporate reorganization involving DABR and TTP (wholly-owned subsidiary of Telesp, which had stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital).

For Telesp’s management this corporate reorganization reflects Company and shareholders’ aim and will allow the improvement of synergies, the reduction of managing risks, the simplification of corporate and administrative organization, reducing costs, but also getting the opportunity of the tax benefit and the Company’s cash flow improvement and, as a consequence, to its shareholders.

On November 11, 2008, the propose of merger of DABR and TTP by Telesp was approved by the Company’s shareholders on its Extraordinary Shareholders’ meeting. As a result of the merger of TTP, Telefônica Sistema de Televisão S.A., A. Telecom and Telefônica Data companies became wholly-owned subsidiaries of Telesp.

b) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On July 25, 2008, the Company increased the Telefônica Televisão’s capital with stocks of Telefônica Data S.A.’s equity. As a result, T. Data became a wholly-owned subsidiary of Telefônica Televisão.

c) Change on Navytree Participações company’s name – On June 10, 2008, Navytree approved on its Extraordinary Shareholders’ Meeting the change of the Company’s name to Telefônica Televisão Participações S.A.

d) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On February 29, 2008, the Company increased the Telefônica Televisão’s capital with stocks of A.Telecom equity. As a result, A.Telecom became a wholly-owned subsidiary of Telefônica Televisão.

2) TARIFFS READJUSTMENT OCCURRED IN 2008

a) Fixed-to-Fixed Tariff – On July 21, 2008, through Edicts# 4,288 and 4,289, Agência Nacional de Telecomunicações—ANATEL approved the tariff readjustment of the Serviço Telefônico Fixo Comutado—STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of July 24, 2008. The tariff readjustments were 3.01%.

b) Fixed-to-Mobile Tariff – On July 21, 2008, through Edict# 4,290, ANATEL approved the 3.01% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06%. The readjustments were effective as of July 24, 2008.

3) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

The Company decided to adopt as of 2008 the changes on accounting practices introduced by the Law# 11,638/07 and the Provisional Measure# 449/08, due to several accounting pronouncements issued by “Comitê de Pronunciamentos Contábeis” (CPC) and approved by CVM. As a result, the comparative information in the first quarter of 2009 already presents these practices, among which are highlighted:

a) Financial Leasing: PDTI contracts are accounted with financial leasing characteristics;

b) Financial Instruments: financial assets and liabilities initially evaluated by fair value;

c) Present Value Adjustment: certain long term assets and liabilities initially accounted by its discounted present value;

d) Accumulated Translation Adjustment: exchange variations over investments abroad registered as accumulated translation adjustment, on Company’s equity.

4) NUMBER PORTABILITY

In September, 2008, the number portability process has been activated under commercial disposition between companies that offer the same service mode. As a result, fixed and mobile’s clients can keep their phone number when changing operator or address, if the process refers to the same local area. Following this, Telesp reinforced its efforts in customers’ loyalty and retention plans, although the volume of number portability processes isn’t relevant so far. The number portability’s process was concluded in March, 2009.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$38.30 and R$48.19, presenting, respectively, an annual performance of -2.8% and 8.3% in comparison to Bovespa Index’s performance of -32.9%. The ADRs closed the year priced at US$20.78, presenting an annual performance of -17.0% in comparison to Dow Jones Index’s performance of -38.0%.

The daily average volume of TLPP3 and TLPP4 between March, 2008 and March, 2009 was of R$984.7 thousand and R$5,384.7 thousand, respectively. The ADR daily average volume for the same period was of US$3,430.4 thousand.

The shares performances in the last year are presented in the following graphic:

Telesp’s Stocks Performance

(Base 100 on M arch 31, 2008)

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

The dividends deliberated recently are described in the following table:

Event	Deliberation	Shareholding Position	Gross Amount (Reais Million)	Net Amount (Reais Million)	Shares	Gross Amount per Share (in Reais)	Net Amount Per Share (in Reais)	Payment Beginning date
					ON	0.732276	0.732276
Dividends	3/25/2009	3/25/2009	395.1	395.1				to be determined
					PN	0.805504	0.805504
					ON	0.770992	0.655343
Interest on Own Capital	12/9/2008	12/30/2008	416.0	353.6				to be determined
					PN	0.848091	0.720877
					ON	2.020147	2.020147
Interim Dividends	11/24/2008	11/24/2008	1,090.0	1,090.0				12/10/2008
					PN	2.222162	2.222162
					ON	0.370669	0.315069
Interest on Own Capital	5/20/2008	5/20/2008	200.0	170.0				6/23/2008
					PN	0.407736	0.346576
					ON	0.898873	0.898873
Interim Dividends	5/20/2008	5/20/2008	485.0	485.0				6/23/2008
					PN	0.988760	0.988760
					ON	0.650410	0.650410
Dividends	3/26/2008	3/26/2008	350.9	350.9				6/23/2008
					PN	0.715451	0.715451

INCOME STATEMENT
Unaudited consolidated figures (Reais Million)

	1Q09	1Q08	%var
Gross Operating Revenues	5,824.0	5,570.5	4.6
Monthly subscription fee	1,345.8	1,322.3	1.8
Installation charge	23.1	30.7	(24.8)
Local service	589.8	661.6	(10.9)
DLD	992.8	947.5	4.8
Fixed-to-mobile	1,034.6	1,066.4	(3.0)
ILD	33.6	35.9	(6.3)
Interconnection	111.4	109.3	1.9
Public telephony	103.0	112.7	(8.6)
Data transmission	1,052.4	870.6	20.9
Infrastructure Rental	114.4	81.3	40.8
Pay TV	138.7	60.6	n.a.
Others	284.3	271.5	4.7

Deductions	(1,864.5)	(1,708.1)	9.2

Net Operating Revenues	3,959.5	3,862.4	2.5

Operating Expenses	(2,470.9)	(2,330.9)	6.0
Personnel expenses	(177.8)	(216.9)	(18.0)
Supplies	(38.4)	(48.4)	(20.8)
Outsourcing expenses	(932.0)	(747.4)	24.7
Interconnection expenses	(997.9)	(961.3)	3.8
Rental expenses	(145.3)	(116.7)	24.5
Taxes	(107.0)	(109.6)	(2.4)
Bad Debt provision	(141.3)	(132.7)	6.5
Investment gains (losses)	5.7	5.5	2.2
Other operating revenues (expenses)	63.1	(3.5)	n.a.

Earnings Before Depreciation/Amortization and Financial Revenues (Expenses) - EBITDA	1,488.6	1,531.4	(2.8)

Depreciation and Amortization	(650.8)	(689.8)	(5.6)
Financial Result	(45.8)	(64.1)	(28.6)
Interest on Company’s Capital	0.0	0.0	n.a.
Net Result of Asset Sale and Investment	(6.5)	0.7	n.a.

Income Before Taxes	785.5	778.2	0.9

Taxes	(302.8)	(289.4)	4.6

Net Income	482.6	488.7	(1.2)

Notes: 1) According to the CVM Instruction# 469, that establishes some definitions related to the application of the new accounting practices introduced by Law# 11,638/07, the present value concept has been applied as of 2008 for certain long term assets and liabilities. 2) According to the CVM Deliberation# 534 the effects related to foreign exchange rate over the equity of subsidiary company abroad were recognized directly in the Company’s equity as of 2008. 3) According to ANATEL’s instructions, Monthly Subscription fee, Local Service, PayTV and Other revenues presented reclassifications. 4) According to CPC# 06, that states definitions regarding assets negotiations through financial leasing, this concept was applied as of 2008 on PDTI contracts, impacting Other Revenues, Deductions, Supplies and Depreciation.

BALANCE SHEET
Unaudited consolidated figures (Reais Million)

	1Q09	4Q08	%var
ASSETS
Current assets	6,550.1	6,491.6	0.9
Cash and cash equivalents	1,783.7	1,741.0	2.5
Net accounts receivable from customers	3,163.7	3,152.8	0.3
Supply and maintenance inventories	173.3	164.4	5.4
Recoverable taxes	1,088.4	1,064.3	2.3
Recoverable prepaid expenses	60.5	63.5	(4.7)
Credit from associated companies	123.8	130.4	(5.1)
Derivatives operations	39.8	95.7	(58.5)
Other assets	116.9	79.4	47.3

Non-Current Assets	13,272.2	13,500.4	(1.7)

Long-term assets	1,783.3	1,742.7	2.3
Accounts receivable from customers	87.4	61.6	41.9
Recoverable taxes	796.5	813.5	(2.1)
Loans and financial investments	12.6	12.5	0.7
Bail of legal proceedings	737.9	711.3	3.7
Credit from associated companies	28.5	22.9	24.5
Other assets	120.5	121.0	(0.4)

Investments	286.8	301.8	(5.0)

Net Permanent Assets	9,688.0	9,868.9	(1.8)

Net Intangible	1,514.1	1,587.0	(4.6)

Total Assets	19,822.3	19,992.0	(0.8)

LIABILITIES
Current liabilities	5,201.1	5,846.9	(11.0)
Suppliers	1,997.9	2,314.7	(13.7)
Loans and financing	256.3	518.8	(50.6)
Derivatives operations	21.5	15.2	41.3
Payroll and related charges	130.9	174.7	(25.0)
Taxes	948.4	926.4	2.4
Consignments	122.1	198.1	(38.3)
Dividends and interest on capital	1,153.1	1,153.7	(0.0)
Accrual for contingencies	131.3	128.5	2.2
Payables to associated companies	47.2	49.9	(5.4)
Other liabilities	392.2	367.0	6.9

Non-Current Liabilities	4,103.2	4,099.4	0.1
Loans and financing	3,214.4	3,217.4	(0.1)
Taxes	61.5	47.4	29.7
Derivatives operations	20.7	22.1	(6.7)
Accrual for contingencies	569.8	570.8	(0.2)
Provisions for the pension plans	152.4	148.8	2.4
Other liabilities	84.5	93.0	(9.1)

Shareholders’ equity	10,518.0	10,045.7	4.7
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserves	2,670.5	2,670.5	0.0
Profit Reserves	659.6	659.6	0.0
Goodwill Reserves	63.1	63.1	0.0
Equity Adjustment	56.6	76.2	(25.8)
Conversion’s Accumulated Adjustment	10.2	0.9	n.a.
Retained earnings	482.6	0.0	n.a.

Total Liabilities	19,822.3	19,992.0	(0.8)

Note: 1) According to the CVM Instruction# 469, that establishes some definitions related to the application of the new accounting practices introduced by Law# 11,638/07, the treatment for donations and grants has been applied in 2008, and as of 2008 the present value concept has been applied for certain long term assets and liabilities. 2) According to the CVM Deliberation# 534, as of 2008, the effects related to foreign exchange rate over the equity of subsidiary company abroad were recognized directly to the Company’s equity. 3) According to CVM’s Instruction# 475, as of 2008, the financial derivatives instruments are accounted on financial equity or liability on its fair value through result, except when it fulfills the definition of hedge instruments. 4) The goodwill resulted from the acquisition of TTP, that generated a tax credit in December 31, 2008 in the amount of R$265,435, was reclassified as Recoverable Taxes as a merged tax credit, taking into account that the goodwill amortization ended in December 31, 2008.

STATEMENT OF CASH FLOW
Unaudited consolidated figures (Reais Million)

	1T09	1T08	%var
Cash and cash equivalents at beginning of the period	1,741.0	933.3	86.5

Net income of the period	482.6	488.7	(1.2)

Non-cash expenses (revenues)	772.2	868.7	(11.1)

Depreciation and amortization	650.8	660.1	(1.4)
Exchange variations on loans and financing	(27.1)	46.2	n.a.
(Gain)/loss on subsidiaries	(5.7)	(5.5)	2.2
(Gain)/loss on asset sale	4.1	2.9	38.1
Amortization of investment goodwill	0.0	29.7	n.a.
Bad debt provision	141.3	132.7	6.5
Pension and other post-retirement benefit plans	3.6	2.7	32.5
Others	5.1	(0.2)	n.a.

Variations in operating assets	(167.9)	(184.4)	(8.9)

Net trade accounts receivable	(172.4)	(182.1)	(5.3)
Other current assets	26.8	29.3	(8.6)
Other non-current assets	(22.4)	(31.7)	(29.2)

Variations in operating liabilities	(228.4)	39.8	n.a.

Payroll and related accruals	(42.6)	(49.8)	(14.4)
Accounts payable and accrued expenses	(145.3)	(63.8)	n.a.
Taxes	(62.8)	7.7	n.a.
Other current liabilities	0.4	13.9	(97.1)
Accrued interest	(48.0)	(27.6)	73.6
Income and social contribution taxes	79.1	95.4	(17.1)
Labor, tax and civil provisions	1.8	60.5	(96.9)
Other non-current liabilities	(11.1)	3.5	n.a.

Cash provided by operations	858.5	1,212.9	(29.2)

Cash flow from investing activities	(651.4)	(495.2)	31.5

Acquisition of investments and advances to related companies	0.0	0.0	n.a.
Acquisition of fixed and intangible assets, net of donations	(652.7)	(499.4)	30.7
Cash from sales of fixed assets and investment	1.3	4.1	(69.3)
Cash received from acquisitions	0.0	0.0	n.a.

Cash flow from financing activities	(164.4)	(753.1)	(78.2)

Loans amortization	(192.3)	(883.3)	(78.2)
New loans obtained	0.0	387.5	n.a.
Net payment on derivative contracts	28.4	(254.0)	n.a.
Dividends and interest on own capital paid	(0.6)	(3.2)	(82.8)

Increase (decrease) in cash and cash equivalents	42.7	(35.4)	n.a.

Cash and cash equivalents at end of the period	1,783.7	897.8	98.7

OPERATING DATA
Consolidated data

		1Q09		1Q08		% var
Capital Expenditure (Economic)	R$ MM	405.3		386.0	1/	5.0

Network
Installed lines (switching)		14,738,444		14,577,917		1.1
Installed lines - Gain		41,157		24,016		71.4
Lines in service		11,582,866		11,931,882		(2.9)
Residential		8,410,281		8,851,187		(5.0)
Non-residential		1,670,620		1,700,846		(1.8)
Trunk lines2/		866,618		763,716		13.5
Public lines		250,279		250,314		(0.0)
Internally used and test lines		385,068		365,819		5.3
Lines in services - Gain		(79,034)		(33,403)		n.a.
Average lines in service	(ALIS)	11,612,179		11,940,652		(2.8)
Broadband		2,656,841		2,165,980		22.7
Pay TV3/		502,410		281,684		78.4

Traffic
Local minutes - registered	(min 000)	11,754,539		13,463,208		(12.7)
Local minutes - exceeding	(min 000)	5,659,857		7,369,245		(23.2)
Domestic Long Distance4/	(min 000)	2,752,687		2,918,812		(5.7)
International Long Distance	(min 000)	18,144		21,145		(14.2)
Monthly traffic per ALIS
Local	(min)	337		376		(10.2)
DLD	(min)	79		81		(3.0)
ILD	(min)	0.5		0.6		(11.8)

Others
Employees		5,996	5/	7,771		(22.8)
LIS per employee6/		2,375		1,814		30.9
Monthly net op. revenue per ALIS	(R$)	113.7		107.3		5.9
Telephone density (per 100 inh.)7/		28.3		29.0		(2.3)p.p.

1/	With the introduction of Law# 11,638/07, the Capex showed a decrease due the change on PDTI’s accounting.
2/	Includes ISDN clients
3/	Includes TV client via Satellite and MMDS
4/	Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
5/	Includes Telefônica Sistema de Televisão S.A.’s employees
6/	End of period data. Includes broadband clients.
7/	The rate was estimated over IBGEData.

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute
		Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.137
Jul 03, 2005	88.0	38.1	62.5	62.5	0.117	0.147
Jul 14, 2006	106.8	38.0	65.1	65.1	0.116	0.147	0.096	0.037
Jul 20, 2007	109.2	38.8	66.6	66.6	0.119	0.150	0.098	0.037
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414
Jul 20, 2006	0.143	0.221	0.310	0.414
Jul 20, 2007	0.146	0.224	0.320	0.414
Jul 24, 2008	0.14563	0.22752	0.33966	0.42762

INTERCONNECTION TARIFFS	FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)	R$ - including taxes per minute, without discount

Date	Fixed-to-Fixed		Fixed-Mobile	Fixed-Mobile
	TU-RL	TU-RIU	VUM	VC-1	VC-2	VC-3
Feb 11, 2004			0.34990-0.41640	0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.36564-0.43513	065714-0.73486
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0.095(*)
Mar 31, 2006					1.462	1.663
Jul 14, 2006	0.035
Jul 20, 2006	0.028	0.10185(*)
Jul 20, 2007	0.029	0.10185(*)	0.37387-0.44493	0.67875-0.75903	1.510	1.718
Jul 24, 2008	0.030	0.11601(*)	0.39603-0.47130		1.55537	1.76971

(*)	Average of the 4 time-periods.

Notes:

a) Effective as of July 24, 2008, the maximum net tariffs of Local Services, through ANATEL’s Edict# 4,289 of July 21, 2008, had an readjustment of 3.01% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 1.39%, according to the foreseen rules in the Concession Agreement.

b) Effective as of July 24, 2008, the maximum net tariffs of Domestic Long Distance Services, through ANATEL’s Edict# 4,288 of July 21, 2008, had an average readjustment of 3.01% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 1.39%, according to the foreseen rules in the Concession Agreement.

c) Effective as of July 24, 2008, the calls related to the Mobile Personal Service- SMP, in the modalities VC-1, VC-2 and VC-3, through ANATEL’s Edict# 4,290 of July 21, 2008, had an readjustment of 3.01%. This service starts to have the same date-base of readjustment of Local and Domestic Long Distance Services, in other words, July 24, 2008 for future readjustments.

SHAREHOLDING STRUCTURE

CAPITAL STRUCTURE COMPOSITION
As of March 31, 2009

Telecomunicações de São Paulo S/A - TELESP	Common	Preferred	Total
Controlling Company	144,462,997	300,749,850	445,212,847
	85.57%	89.13%	87.95%
Minority shareholders	24,146,294	36,482,339	60,628,633
	14.30%	10.81%	11.98%
Treasury shares	210,579	185,213	395,792
	0.12%	0.05%	0.08%
Total number of shares	168,819,870	337,417,402	506,237,272

Book Value per share (R$):	20.79
Capital stock - in thousands of R$ (as of 03/31/09):	6,575,480

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 12, 2009	By:	/s/ Norair Ferreira do Carmo
	Name:	Norair Ferreira do Carmo
	Title:	Investor Relations Director